UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report – Nov 14, 2006

CHEMOKINE THERAPEUTICS CORP.

(Exact name of registrant as specified in charter)

Delaware	**333-117858**	**33-0921251**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6190 Agronomy Road, Suite 405
University of British Columbia
Vancouver, British Columbia   **V6T 1Z3**

(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code **(604) 822-0301**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01. <u>Other Events.</u>

November 14, 2006 Chemokine Therapeutics Corp. announced the financial and operating results of the third quarter ended September 30, 2006.

ITEM 9.01. <u>Financial Statements and Exhibits.</u>

    a. Not applicable.
    b. Not applicable.
    c. Exhibits.

Exhibit Number	Description of Exhibit
99.1	November 14, 2006 Chemokine Therapeutics Corp. announced the financial and operating results of the third quarter ended September 30, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                    Chemokine Therapeutics Corp.,
                    a Delaware corporation

Date: November 14, 2006

                    By: <u>/s/ Hassan Salari</u>
                    Hassan Salari
                    President and Chief Executive Officer



FOR IMMEDIATE RELEASE **TSX: CTI** **OTCBB: CHKT**

CHEMOKINE THERAPEUTICS ANNOUNCES THIRD QUARTER 2006 FINANCIAL AND OPERATING RESULTS

Vancouver, BC (November 14, 2006) – Chemokine Therapeutics Corp. (the "Company") (TSX:CTI, OTCBB:CHKT), a biotechnology company developing chemokine-based therapies to treat cancer, blood disorders and vascular diseases, today announced the financial and operating results of the third quarter ended September 30, 2006.

Third Quarter Highlights:

- Patent Issuance for Chemokine Analogs for the Treatment of Human Disease. The patent covers Chemokine analogs that are useful for the treatment of a variety of diseases and disorders.

- The Company Presented Data on its Blood Vessel Regeneration Compound CTCE-0324 at 2006 Gordon Research Conference on Chemotactic Cytokines.

- The Company Presented at Strategic Research Institute's 8th Annual Anti-Cancer Drug Discovery & Development Summit.

- Continued enrollment of subjects to the phase Ib clinical study of CTCE-0214 to enable the Company to evaluate the safety and pharmacologic profile of this compound as a single or multi-dose immune system booster. This clinical trial will also provide early evidence of CTCE-0214 use in combination with granulocyte colony stimulating factor (G-CSF).

- Continued enrollment of subjects to the phase Ib/II clinical study of CTCE-9908. This study will assess the safety and preliminary signs of efficacy of CTCE-9908 after repeated administration in late stage cancer patients with CXCR4 positive cancer types.

"This third quarter has seen continued progress in our two ongoing clinical trials which includes a phase Ib clinical trial for CTCE-0214 as well as our clinical trial using CTCE-9908 in late stage cancer patients. "said Dr. Hassan Salari, President and CEO of Chemokine Therapeutics. "We expect data from the CTCE-0214 study at the end of the year with CTCE-9908 also on track to complete by mid 2007. Both studies will provide evidence of safety as well as establishing the foundation for future development of these products."

Financial Results - Unaudited
(All amounts in U.S. dollars and in accordance with U.S. GAAP unless otherwise specified)

The Company incurred a net loss of $2,004,328 ($0.05 per share) during the three months ended September 30, 2006 compared to a net loss of $1,618,521 ($0.05 per share) during the same period in 2005. The increase in our net loss was principally due to the increase in research and development expenses as described below.

Research and development expenses were $1,464,591 during the three months ended September 30, 2006, compared to $1,051,986 for the three months ended September 30, 2005. The increase in research and development expenses in the current period was primarily attributable to the increased clinical trial and manufacturing costs for our two lead compounds CTCE-0214 and CTCE-9908. Research and development expenses also include preclinical and regulatory expenses and research staff salaries. During the quarter we continued dosing subjects under an ongoing, three stage, phase Ib clinical trial for CTCE-0214 which began in December 2005. In addition, research and development included enrollment of subjects to the CTCE-9908 phase Ib/II clinical trial.

We recorded general and administrative expenses of $525,351 for the three months ended September 30, 2006, compared to $598,743 for the comparative period in 2005. General and administrative expenses consist primarily of salaries, legal and accounting services, investor relations, office expenses, patent filing costs and business development.

For the three months ended September 30, 2006, we recorded stock-based compensation expense of $38,734, compared to $321,650 recorded for the three months ended September 30, 2005. The stock-based compensation expense for the three months ended September 30, 2005 includes a non-cash stock-based compensation charge.

We realized other income of $93,938 for the three months ended September 30, 2006, compared to $95,721 for the three months ended September 30, 2005. Other income consisted primarily of interest earned on cash balances and investments which benefited from increasing interest rates, quarter over quarter.

As of September 30, 2006, we had funds available of $8,207,992. For the three months ended September 30, 2006, we used net cash of $1,897,667 in operating activities consisting primarily of the net loss for the period of $2,004,328. We believe that our current funds will be sufficient to fund our operations through March 31, 2008.

About Chemokine Therapeutics Corp. (TSX: CTI, OTCBB: CHKT)
Chemokine Therapeutics is a product-focused biotechnology company developing drugs in the field of chemokines. Chemokines are a class of signaling proteins which play a critical role in the growth, differentiation and maturation of cells necessary for fighting infection as well as tissue repair and regeneration. Chemokines also have an important role in cancer metastasis and growth. Chemokine Therapeutics is a leader in research in the field of chemokines and has several products in various stages of development.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: Statements in this document regarding managements' future expectations, beliefs, goals, plans or prospects constitute forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes", "anticipates", "plans", "intends", "will", "should", "expects", "projects", and

similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel and other risks detailed from time-to-time in the Company's public disclosure documents and other filings with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities. Forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

 For further information contact:
<u>Chemokine Therapeutics Corp.</u>
Mr. Don Evans
Director of Public Relations
Phone: (604) 822-0305 or 1-888-822-0305
Fax: (604) 822-0302
E-mail: devans@chemokine.net
Internet: www.chemokine.net

CHEMOKINE THERAPEUTICS CORP.
(A Development Stage Company)

INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. dollars)

		September 30, 2006		December 31, 2005
		(Unaudited)		(Audited)
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	2,417,759	$	3,719,163
Investments		5,790,233		2,627,760
Amounts receivable		77,609		33,214
Prepaid expense and deposits		58,747		154,969
TOTAL CURRENT ASSETS		8,344,348		6,535,106
PROPERTY AND EQUIPMENT		377,279		351,438
LICENSE		18,222		23,993
DUE FROM AFFILIATE (Note 5)		–		91,783
	$	8,739,849	$	7,002,320
LIABILITIES				
CURRENT LIABILITIES				
Accounts payable and accrued liabilities	$	228,750	$	253,199
Due to affiliate (Note 5)		411,504		–
Current portion of capital lease obligation		12,716		11,648
TOTAL CURRENT LIABILITIES		652,970		264,847
CAPITAL LEASE OBLIGATION		12,402		21,157
		665,372		286,004
STOCKHOLDERS' EQUITY				
PREFERRED STOCK				
Authorized – 6,000,000 voting, participating shares; par value $ 0.001 per share				
Issued and outstanding: September 30, 2006 – Nil; December 31, 2005 – 2,000,000		–		2,000
COMMON STOCK				
Authorized – 100,000,000 voting, participating shares; par value $ 0.001 per share				
Issued and outstanding: September 30, 2006 – 42,183,748; December 31, 2005 – 31,897,206		42,184		31,897
ADDITIONAL PAID-IN CAPITAL		30,884,239		23,717,965
(DEFICIT) ACCUMULATED DURING THE DEVELOPMENT STAGE		(22,851,946)		(17,035,546)
		8,074,477		6,716,316
	$	8,739,849	$	7,002,320

See Edgar or Sedar for accompanying notes

CHEMOKINE THERAPEUTICS CORP.
(A Development Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in U.S. dollars)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,	
	2006	**2005**	**2006**	**2005**
REVENUE	$ –	$ –	$ –	$ 275,000
EXPENSES				
Research and development	1,464,591	1,051,986	3,900,707	2,526,187
General and administrative	525,351	598,743	2,215,003	1,884,613
Stock-based compensation	38,734	321,650	110,965	323,815
Amortization of license	1,923	1,924	5,770	5,771
Depreciation of property and equipment	53,024	16,452	127,454	27,860
Foreign exchange (gain) loss	14,643	(276,513)	(288,309)	(135,251)
	2,098,266	1,714,242	6,071,590	4,632,995
OTHER INCOME	93,938	95,721	255,190	216,139
NET LOSS	$ (2,004,328)	$ (1,618,521)	$ (5,816,400)	$ (4,141,856)
NET LOSS PER COMMON SHARE FOR THE PERIOD - BASIC AND DILUTED	$ (0.05)	$ (0.05)	$ (0.15)	$ (0.13)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	42,183,748	31,804,858	38,776,069	31,517,873

See Edgar or Sedar for accompanying notes